

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Leo F. Wells, III
President and Director
Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092

Re: Wells Timberland REIT, Inc.
Annual Report on Form 10-K
Filed March 19, 2012
File No. 000-53193

Dear Mr. Wells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you generate income from harvesting and selling timber, leasing the right to access land and harvest timber, and from pursuing non-timber-related revenue sources. Please tell us what consideration you have given to providing operating data for the non-timber-related revenue sources as a separate business segment. We may have further comments.

2.   We note your disclosure that you are party to a master stumpage agreement and a fiber supply agreement to sell specified amounts of timber subject to market pricing adjustments. In future Exchange Act periodic reports, please revise your disclosure to include a description of the material terms of the timber agreements, including how market price is determined, and volume of future contractual commitments per year.

Business, page 2

3.   We note your disclosure where you state that you own interests in "approximately 298,700 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia." Please tell us what consideration you have given to breaking out the total acreage by state. We may have further comments.

4.   We note your merchantable timber inventory disclosure. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory data broken out by age of trees, and harvest data broken out by species and age of trees. We may have further comments.

5.   With a view to disclosure in future Exchange Act periodic reports, please tell us how you estimate your timber inventory. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comments.

Redemptions of Common Stock, page 35

6.   In future Exchange Act periodic reports, please disclose the number of redemption requests that were unfulfilled in the reporting period and the source of funds used to pay the redemptions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

7.   We note your disclosure that a substantial portion of your timber sales are derived from the Timber Agreements. With a view to disclosure in future Exchange Act periodic reports, please tell us what consideration you have given to discussing the potential impact of sales pursuant to the Timber Agreement on future earnings.

8.   In future Exchange Act periodic reports, please disclose compensation paid to date to your advisor, sponsor and their affiliates broken out by type, e.g. offering, acquisition, operating, back end.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Leo F. Wells, III
Wells Timberland REIT, Inc.
May 22, 2012
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Kirk Montgomery, Chief Legal Officer
        Martin Dozier, Alston & Bird LLP